SECUR 06004334 SSION

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SEC FILE NUMBER
8 - 52893

FEB 27 2006 WASH. D.C. 192 SECTION PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaupthing Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1528
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Magnus Lejdstrom, President 212-457-8700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Magnus Lejdstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaupthing Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MERSIMA HOTI
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01HO6137761
MY COMMISSION EXPIRES ON 12-05-2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUPTHING SECURITIES, INC.

Index

Facing Page

	Page
Report of Independent Public Accountants	2
Statement of Financial Condition December 31, 2005	3
Statement of Operations Year Ended December 31, 2005	4
Statement of Changes in Shareholder's Equity Year Ended December 31, 2005	5
Statement of Cash Flows Year Ended December 31, 2005	6
Notes to Financial Statements	7-11
Supplemental Schedules Required By Rule 17a-5 of The Securities Exchange Act of 1934:	
I - Computation of Net Capital Under Rule 15c3-1 December 31, 2005	12
II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission December 31, 2005	13
Report of Independent Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5	14-15

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Shareholder
Kaupthing Securities, Inc.

We have audited the accompanying statement of financial condition of Kaupthing Securities, Inc. (A wholly-owned subsidiary of Kaupthing New York, Inc.) as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaupthing Securities, Inc. as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 9 to the financial statements, the Company is economically dependent on its Parent to continue its operations.

J.H. Cohn LLP

New York, New York
January 13, 2006

KAUPTHING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$1,755,672
Receivable from clearing broker	278,657
Commission receivable	25,869
Prepaid expenses	57,695
Computer equipment, net	9,210
Due from Parent	581,844
Total	$2,708,947

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities - accrued expenses	$ 495,895
Contingencies	
Shareholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,758,001
Accumulated deficit	(2,544,959)
Total shareholder's equity	2,213,052
Total	$2,708,947

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 1,034,621
Interest and dividends	33,473
Miscellaneous	385
Total	1,068,479
Expenses:	
Compensation and benefits	$ 1,790,887
Clearing fees	150,745
Rent	173,608
Travel and entertainment	163,605
Market data research	74,999
Professional fees	188,545
Regulatory fees	17,103
Insurance	4,867
Office	48,520
Interest	1,011
Other	72,704
Total	2,686,594
Net loss	$(1,618,115)

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$10	$2,199,990	$ (926,844)	$1,273,156
Cash contributions to capital		2,554,056		2,554,056
Stock-based compensation		3,955		3,955
Net loss	—	—	(1,618,115)	(1,618,115)
Balance, end of year	$10	$4,758,001	$(2,544,959)	$2,213,052

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net loss	$(1,618,115)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,197
Stock-based compensation	3,955
Changes in operating assets and liabilities:	
Receivable from clearing broker	204,092
Commission receivable	115,631
Prepaid expenses	(37,372)
Accrued expenses	459,660
Net cash used in operating activities	(870,952)
Investing activities:	
Purchase of computer equipment	(4,916)
Increase in due from Parent	(581,844)
Net cash used in investing activities	(586,760)
Financing activities:	
Decrease in due to Parent	(401,358)
Capital contribution from Parent	2,554,056
Net cash provided from financing activities	2,152,698
Net increase in cash and cash equivalents	694,986
Cash and cash equivalents, beginning of year	1,060,686
Cash and cash equivalents, end of year	$ 1,755,672
Supplemental disclosures of cash flow data:	
Interest paid	$ 1,011

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Kaupthing Securities, Inc. (the "Company") is a wholly-owned subsidiary of Kaupthing New York, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. (the "NASD") and Securities Investors Protection Corporation. The Company is principally engaged in providing execution services in the European equity markets and the U.S. equity markets.

The Company has an agreement (the "Agreement") with another broker-dealer (the "clearing broker"). The clearing broker is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (the "SEC"). Under the terms of the Agreement, the clearing broker clears brokerage transactions for the Company's customers for U.S. securities on a fully-disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such Rule.

The Company also solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Nordic securities, with such transactions being executed by affiliated foreign broker-dealers who are registered in their respective countries. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the affiliated foreign broker-dealers. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

Cash equivalents:

Cash equivalents are investments in money market funds and investments with maturities of 90 days or less when purchased.

Note 1 - Business and summary of significant accounting policies (concluded):

Computer equipment:

Computer equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful life of five years.

Income taxes:

The Company is a member of an affiliated group. The Company is included in the consolidated Federal, state and local income tax returns that are filed by the Parent. Pursuant to a tax-sharing policy, Federal, state and city income taxes for the Company are determined on the basis of its separate taxable income.

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations.

Stock-based compensation:

Kaupthing Bank, the parent of Kaupthing New York, Inc., allocates to the Company its portion of stock based compensation. The fair value-based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), is used for the employee stock option program. Under SFAS 123, compensation expense related to the stock option program is determined based on the estimated fair value of options granted.

Note 2 - Related party transactions:

For the year ended December 31, 2005, the Company earned commission income of $597,034 through transactions with an affiliated company.

At December 31, 2005, commission receivable of $25,869 was due from the affiliated company. In addition, the $581,844 due from Parent is for expenses paid on behalf of the Parent.

The Company shares office space with its Parent and paid substantially all the rent for the premises in 2005.

KAUPTHING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Financial instruments with off-balance sheet risk and concentrations of credit risk:

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company maintains cash and cash equivalent deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

Note 4 - Receivable from clearing broker:

Receivable from clearing broker of $278,657 is comprised of commissions earned on trades of $178,657 and a $100,000 security deposit required by the clearing agreement.

Note 5 - Computer equipment:

Computer equipment is comprised as follows:

Cost	$10,500
Less accumulated depreciation	1,290
Total	$ 9,210

Note 6 - Employee benefit plans:

The Company's employees participate in a defined contribution profit-sharing plan and a savings plan. Company contributions for the year ended December 31, 2005 amounted to approximately $29,000.

KAUPTHING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6 - Employee benefit plans (concluded):

During 2005, certain employees of the Company received options to purchase common stock of Kaupthing Bank (the "Bank"), the sole shareholder of the Parent, in accordance with the Bank's stock option plan. The exercise price of the options, which will vest over a forty month period, was equal to the market value of the Bank's common stock on the date of grant. The Bank has valued the options using the Black-Scholes option pricing model. The aggregate value of $105,500 will be charged to operations by the Company over the vesting period with the credit to additional paid-in capital. In 2005, $3,955 was charged to operations as stock-based compensation.

Note 7 - Other contributions to capital:

During 2005, the Parent contributed cash of $2,554,056 to the Company.

Note 8 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $1,538,012, which was $1,438,012 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .32 to 1.

Note 9 - Economic dependency:

As shown in the accompanying financial statements, at December 31, 2005, the Company had an accumulated deficit of $2,544,959. The Parent has committed to support the Company as necessary to meet its obligations at least through January 1, 2007. The Company is economically dependent on Its Parent to continue its operations.

Note 10- Income taxes:

As discussed in Note 1, current and deferred Federal, state and city income taxes are determined based on the Company's own operations. The credit for income taxes consists of the following:

Deferred:	
Federal	$(375,000)
State and city	(341,000)
	(716,000)
Effect of change in valuation allowance	716,000
Total	$ -

Note 10- Income taxes (concluded):

At December 31, 2005, deferred tax assets are comprised as follows:

Deferred tax assets	$1,108,000
Valuation allowance	(1,108,000)
Total	$ -

At December 31, 2005, deferred tax assets result from state and city net operating loss carryforwards of $2,597,000 and the Company's share of the Parent's Federal net operating loss carryforward of $2,285,000, expiring through 2025.

Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax asset at December 31, 2005.

KAUPTHING SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:	
Total shareholder's equity	$2,213,052
Deduct nonallowable assets:	
Due from Parent	581,844
Commission receivable	25,869
Prepaid expenses	57,695
Fixed assets, net	9,210
Total	674,618
Net capital before haircuts on securities positions	1,538,434
Haircut on money market funds	422
Net capital	$1,538,012
Aggregate indebtedness - total liabilities	$ 495,895
Computation of basic net capital requirement:	
Minimum net capital required	$ 100,000
Excess of net capital	$1,438,012
Excess net capital at 1000%	$1,488,423
Ratio of aggregate indebtedness to net capital	.32 to 1.0%

There were no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Public Accountants.

KAUPTHING SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2005 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Shareholder
Kaupthing Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kaupthing Securities, Inc. (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder of Kaupthing Securities, Inc., management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
January 13, 2006

Kaupthing Securities, Inc.
(A Wholly-Owned Subsidiary
of Kaupthing New York, Inc.)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2005